RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21782233, 23332233 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

3 May 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

07023410

BY FAX/COURIER

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to the Recurrent Related Party Transactions of a Revenue or Trading Nature for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

RECEIVED
2007 MAY 10 A 10:21

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

PROCESSED
MAY 15 2007
THOMSON
FINANCIAL

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Form Version 2.0
General Announcement
Ownership transfer to **RESORTS WORLD** on **27-04-2007 11:07:09 AM**
Submitted by **RESORTS WORLD** on **27-04-2007 05:14:29 PM**
Reference No **RW-070427-120FE**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **RESORTS WORLD BHD**
*	Stock name	: **RESORTS**
*	Stock code	: **4715**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RESORTS WORLD BHD ("RWB" OR THE "COMPANY")
RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

* **Contents :-**

1. **INTRODUCTION**

The Board of Directors of RWB wishes to announce that RWB and/or its subsidiaries ("RWB Group" or the "Group") had entered or will enter into recurrent related party transactions of a revenue or trading nature, which are necessary for its day-to-day operations with certain related parties of RWB ("Recurrent Transactions").

2. **DETAILS OF THE RECURRENT TRANSACTIONS**

RWB is principally involved in a tourist resort business at Genting Highlands and its activities cover leisure and hospitality services, which comprise amusement, gaming, hotel and entertainment whilst the principal activities of its subsidiaries include property development and management, leisure and hospitality services, investments, time share ownership scheme, tours and travel related services. The principal activities of its associated companies include cruise and cruise related operations.

RWB Group in the ordinary course of business enter into recurrent related party transactions of a revenue or trading nature, which are necessary for the day-to-day operations with certain related parties of RWB. Such Recurrent Transactions have been carried out or will be carried out on an arm's length basis and on commercial terms which are not more favourable to the related parties than those generally available to the public and which will not be detrimental to the minority shareholders of the Company. The Recurrent Transactions are disclosed in Table 1.

3. **FINANCIAL EFFECTS OF THE RECURRENT TRANSACTIONS**

The Recurrent Transactions will not have any effect on the issued and paid-up share capital and substantial shareholders' shareholdings of RWB, and is not expected to have a material effect on the net tangible assets per share and earnings per share of the RWB Group.

4. **DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS**

The interests of the Directors of RWB and its subsidiaries in the Recurrent Transactions are set out in Table 1. Save as disclosed in Table 1 and as far as the Directors are aware, none of the other Directors or major shareholders of RWB or persons connected to them has any interest, direct or indirect, in the Recurrent

Transactions.

5. **DIRECTORS' RECOMMENDATION**

The Directors, after due consideration of all aspects of the Recurrent Transactions, are of the opinion that the Recurrent Transactions are in the best interests of the Company.

Yours sincerely
RESORTS WORLD BHD

Tan Wooi Meng
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

2007 recurrent v6 (afterCom Sec).d(

Details of Recurrent Related Party Transactions are as follows: -

Table 1

Item No	Resorts World Bhd ("RWB") &/or its subsidiaries	Transacting Party	Nature of relationship	Nature of Transaction	Estimated Value for 2007 / Contract Value (RM'000)
1.	RWB and its subsidiaries	Genting International P.L.C. ("GIPLC") & its subsidiaries	GIPLC is a 50.2% owned subsidiary of Genting Overseas Holdings Limited ("GOHL"), which in turn is a wholly-owned subsidiary of GB. E-Genting Holdings Sdn Bhd ("EGHSB") is an indirect wholly-owned subsidiary of GIPLC via Sedby Limited (80%) and Geremi Limited ("Geremi") (20%). Genting WorldCard Services Sdn Bhd ("GWSSB"), E-Genting Sdn Bhd ("EGSB") and Genting Information Knowledge Enterprise Sdn Bhd ("GIKE") are wholly-owned subsidiaries of EGHSB. GB owns 51.8% equity interest in RWB. RWB owns 6.0% equity interest in GIPLC. Tan Sri Lim Kok Thay - Chairman and Chief Executive, shareholder and share option holder of RWB. - Chairman, President and Chief Executive, shareholder and share option holder of GB. - Executive Chairman, shareholder and share option holder of GIPLC. - Director of GOHL. - Director of Golden Hope Limited ("GHL") and has a deemed interest in the units of the Golden Hope Unit Trust ("GHUT") of which GHL is acting as its trustee by virtue of being a beneficiary of a discretionary trust which holds the units in the GHUT. GHL as trustee of the GHUT is a substantial 9.7% shareholder of GIPLC.	Provision of management and promotion of customer loyalty programme by GWSSB; and RWB & its subsidiaries' participation in the WorldCard Programme operated by GWSSB for a period of 3 years from 01.01.2007 to 31.12.2009. Provision of IT consultancy, development, implementation, support, rental of equipments and maintenance services by GIKE and EGSB to RWB Group for a period of 3 to 4 years from year 2007. Provision of software development, information technology implementation and other related services to RWB by E-Genting Group. Provision of Customer Interaction Centre services for reservation of rooms, show, theme park etc by GIKE for a period of 3 years from year 2007. Provision by RWB of shared services in relation to accounts payable function, purchasing and administrative services to GIPLC and its subsidiaries. Sale of air tickets and provision of limousine services by RWT to GIPLC and its subsidiaries.	18,000 50,000 11,000 27,000 100 1,100

Date: 27/04/2007

Item No	Resorts World Bhd ("RWB") &/or its subsidiaries	Transacting Party	Nature of relationship	Nature of Transaction	Value for 2007 / Contract Value (RM'000)
			- Director of Kien Huat Realty Sdn Bhd ("KHR") and has a deemed interest in KHR by virtue of being a beneficiary of a discretionary trust which owns non-voting preference shares in KHR. Lakewood Sdn Bhd, a wholly-owned subsidiary of KHR is a substantial 4.2% shareholder of GIPLC. Tun Mohammed Hanif bin Omar - Deputy Chairman, shareholder and share option holder of both GB and RWB. - Share option holder of GIPLC. Tan Sri Alwi Jantan - Executive Director, shareholder and share option holder of RWB. - Director of RWT. - share option holder of GIPLC. Mr Quah Chek Tin - Non-Independent Non-Executive Director and shareholder of both GB and RWB. - Share option holder of GB. - Share option holder of GIPLC. Tan Sri Dr. Lin See Yan - Independent Non-Executive Director of both GB and RWB. - Shareholder of RWB. - Share option holder of GIPLC. Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman - Director of RWB. - Share option holder of GIPLC. Tan Sri Datuk Clifford Francis Herbert - Director of RWB. - Share option holder of GIPLC. General (R) Tan Sri Dato' Seri Mohd Zahidi bin Hj Zainuddin - Director of RWB. - Share option holder of GIPLC.		

Date: 27/04/2007

Item No	Resorts World Bhd ("RWB") &/or its subsidiaries	Transacting Party	Nature of relationship	Nature of Transaction	Estimated Value for 2007 / Contract Value (RM'000)
			Mr Justin Tan Wah Joo - Shareholder and share option holder of both GB and RWB. - Managing Director, shareholder and share option holder of GIPLC. - Alternate Director to Mr David Andrew Harris on the Board of GOHL. - Managing Director of EGHSB. - Director of Geremi, EGSB and GIKE. Ms Chiew Sow Lin - Shareholder and share option holder of GB. - Shareholder of RWB. - Shareholder and share option holder of GIPLC. - Director of RWT.		
				Total value of transactions with GIPLC Group	**107,200**

END

Date: 27/04/2007